UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

PIONEER BANKSHARES, INC.

(Name of Issuer)

COMMON STOCK, $0.50 PAR VALUE

(Title of Class of Securities)

723618104

(CUSIP Number)

RICHARD T. SPURZEM, 810 CATALPA COURT

CHARLOTTESVILLE, VIRGINIA 22903 (434) 923-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 4 Pages)

SCHEDULE 13D

CUSIP NO. 723618104	PAGE 2 OF 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard T. Spurzem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,400
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 723618104	PAGE 3 OF 4

AMENDMENT NO. 6

TO

SCHEDULE 13D

Note: This Amendment No. 6 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2007, as amended on May 25, 2007, June 27, 2007, January 30, 2008, June 21, 2012 and July 6, 2012 (the “Schedule 13D”), by Richard T. Spurzem relating to the common stock, $0.50 par value per share (the “Common Stock”) issued by Pioneer Bankshares, Inc., a Virginia corporation (the “Issuer”), the principal executive office of which is located at 263 East Main Street, P.O. Box 10, Stanley, Virginia 22851. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On July 20, 2012, Mr. Spurzem sold 89,220 shares of Common Stock to the Issuer for an aggregate purchase price of $1,779,939. In the next few weeks, Mr. Spurzem expects to sell the remaining 1,400 shares of Common Stock beneficially owned by him to the Issuer at $19.95 per share. All such sales are pursuant to the previously disclosed Stock Purchase Agreements.

Item 5. Interest in Securities of the Issuer

(A)	Mr. Spurzem beneficially owns 1,400 shares or 0.1% of the Issuer’s outstanding Common Stock, including 1,000 shares of Common Stock held by the Reporting Person and 400 shares of Common Stock held by Sandbox, LLC. The Reporting Person is the manager of Sandbox LLC, and, in such capacity, has voting and dispositive power over the securities held by Sandbox LLC.

(B)	Mr. Spurzem has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified pursuant to paragraph (A) above.

(C)	Mr. Spurzem has made the following dispositions of Common Stock during the past sixty days:

Date	Amount of Common Stock	Price Per Share		Where Effected

June 4, 2012	4,568		(1)	private transaction

July 20, 2012	89,220	$19.95		private transaction

(1)	Mr. Spurzem received 7,830 shares of Blue Ridge Bankshares, Inc. as consideration for these shares of Common Stock.

(D)	No person other than Mr. Spurzem is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock beneficially held by Mr. Spurzem, except for the 400 shares of Common Stock held by Sandbox, LLC. The sole member of Sandbox is the Spurzem Family Trust (the Trust) and the minor children of Mr. Spurzem are the beneficiaries of the Trust.

(E)	Mr. Spurzem ceased to be the beneficial owner of more than 5 percent of the Common Stock on July 20, 2012.

SCHEDULE 13D

CUSIP NO. 723618104	PAGE 4 OF 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Date: July 23, 2012	/s/ Richard T. Spurzem
Richard T. Spurzem

Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).